Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom 5G-Native Edge Networking Product
Selected By SD-WAN Leader

KFAR SAVA, Israel – January 4, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured a Design Win from a leading SD-WAN vendor, a Fortune 500 company with SD-WAN-related customers in the Americas, APAC and EMEA. The win is for a customized version of one of Silicom’s 5G-integrated High-Runner Edge Networking products, which the vendor selected due to its unique feature-set, flexible connectivity options and compelling ‘look and feel,’ qualities that will differentiate its offerings in the competitive SD-WAN market.

According to the customer’s guidance, orders based on this Design Win are expected to ramp up throughout 2023, with deployment levels reaching a steady state beginning in 2024.

“This prestigious Design Win demonstrates, once again, the depth and quality of our Design Win pipeline and the compelling value proposition that we offer for next-generation Edge networking use cases: best-in-class Edge products based on deep 5G and LTE expertise, rapid customization capabilities, a ‘partnership’ approach and unmatched support,” commented Liron Eizenman, Silicom’s CEO.

“While this unique combination has already given us leadership of the SD-WAN space, it is also bringing us interest from additional Edge Networking use cases, such as SASE, Enhanced-Internet and telco-dedicated routing. Software vendors, telcos, services providers, cloud players and Enterprises are searching for products that can bring their products and networks stand-out performance, differentiating feature-sets and price advantages - and this is why they are selecting and evaluating our products.”

Mr. Eizenman continued, “Nothing demonstrates this more concretely than our selection by this SD-WAN leader, who chose our Edge Platform after an extremely thorough search and multiple negotiation rounds. Given this confirmation of our value, the high level of opportunities that we are already addressing and the future growth potential of the Edge Networking paradigm, we believe our Edge product family is poised to become one of our most potent growth drivers.”

***

About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.
Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.
Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com